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                             May 20, 2020

       Bernard Coulie, M.D., Ph.D.
       Chief Executive Officer
       Pliant Therapeutics, Inc.
       260 Littlefield Avenue
       South San Francisco, CA 94080

                                                        Re: Pliant
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 11, 2020
                                                            File No. 333-238146

       Dear Dr. Coulie:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Notes to Financial Statements
       Note 11: 2015 Equity Incentive Plan and Stock-Based Compensation Incentive Stock Options and Nonqualified Stock Options, page F-28

   1. Please revise your disclosures in the tables here and in your interim financial statements on page F-63 to present
the fair values of your underlying common stock consistently with that presented in
Exhibit A of your May 13, 2020 response to prior comment 4 of our June
                                                        6, 2019 letter. In this
regard, it appears that your common stock fair values used to value your option grants in
2019 ranged from $0.72 to $0.99 per share and not the $0.59 to
                                                        $0.74 as disclosed on
page F-28, and was $0.87 for the first quarter of 2020 not the $0.87 to $1.09 range as
disclosed on page F-63. Otherwise, tell us why it is appropriate to present the ranges you
provide in these tables.
 Bernard Coulie, M.D., Ph.D.
Pliant Therapeutics, Inc.
May 20, 2020
Page 2
Item 15. Recent Sales of Unregistered Securities
(b) Grants and Exercises of Stock Options and Restricted Stock, page II-3

2. It appears that the 23,299,269 stock options you disclose as granted since January 1, 2017 improperly includes your grants of 4,055,136 shares of restricted stock during this period.
         In this regard, the increase from the 19,244,133 option grants since January 1, 2017 as disclosed on page II-3 of your previous draft registration statement submission is exactly
         4,055,136 and it is apparent from Exhibit A to your May 13, 2020 response to prior comment 4 from or June 6, 2019 letter that you have not granted any additional stock options since your last submission. Please revise your disclosure to correct the number of option grants since January 1, 2017 or indicate that the 23.3 million amount includes your restricted stock grants.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameBernard Coulie, M.D., Ph.D.                 Sincerely,
Comapany NamePliant Therapeutics, Inc.
                                                              Division of
Corporation Finance
May 20, 2020 Page 2                                           Office of Life
Sciences
FirstName LastName